Tafasitamab Expert Event Incyte and MorphoSys Joint Conference Call September 29, 2020 Exhibit 99.1

MorphoSys/Incyte Joint Conference Call Agenda Dr. Gilles Salles r/r DLBCL and front-line DLBCL landscape Q&A Session Dr. Barry Flannelly, GM North America (INCY) Monjuvi market access and U.S. opportunity in r/r DLBCL Dr. Malte Peters, Chief R&D Officer (MOR) Tafasitamab backbone strategy and DLBCL program updates Dr. Roland Wandeler, Chief Operating Officer (MOR) Monjuvi launch update Dr. Steven Stein, Chief Medical Officer (INCY) Global development in DLBCL and beyond Dr. Jean-Paul Kress, Chief Executive Officer (MOR) Summary Q&A Session Dr. Malte Peters, Chief R&D Officer (MOR) Welcome and introduction

Except for the historical information set forth herein, the matters set forth in this presentation contain predictions, estimates and other forward-looking statements, including without limitation statements regarding: expectations with respect to the commercialization of Monjuvi, including market uptake, distribution, reimbursement, the potential patient pools, and guidance with respect to peak potential revenue and market penetration; expectations with respect to the potential for Monjuvi to transform the treatment of patients with r/r DLBCL; expectations with respect to the potential for tafasitamab to treat indications beyond the currently approved indication; plans and expectations regarding the global development plan for tafasitamab, including with respect to clinical trials in additional indications and in combination with other therapies and potential therapies, such as parsaclisib, and commencement and receipt of results from clinical trials; and expectations regarding the timing and nature of determinations by regulatory authorities, including the MAA. These forward-looking statements are based on current expectations by Incyte and MorphoSys and are subject to risks and uncertainties that may cause actual results to differ materially, including unanticipated developments in and risks related to: unanticipated delays; the effects of the COVID-19 pandemic and measures to address the pandemic on commercialization efforts and clinical trials, supply chain and other third-party providers, sales and marketing efforts, and business, development and discovery operations; further research and development and the results of clinical trials possibly being unsuccessful or insufficient to meet applicable regulatory standards or warrant continued development due to safety, efficacy or other reasons; the ability to enroll sufficient numbers of subjects in clinical trials and the ability to enroll subjects in accordance with planned schedules; determinations made by the FDA, MAA and other regulatory agencies outside of the United States; the acceptance of Monjuvi in the marketplace; market competition; the effects of announced or unexpected price regulation or limitations on reimbursement or coverage for Monjuvi; the continued ability to successfully commercialize and build commercial infrastructure for Monjuvi; and other risks detailed from time to time in the reports filed by Incyte and MorphoSys with the U.S. Securities and Exchange Commission, including Incyte’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and MorphoSys’ Annual Report on Form 20-F for the year ended December 31, 2019. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements These forward-looking statements speak only as of the date of publication of this document and Incyte and MorphoSys expressly disclaim any obligation to update any such forward- looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation. Forward-Looking Statements

Dr. Gilles Salles, M.D.

Dr. Roland Wandeler, Ph.D. Chief Operating Officer, MorphoSys

Opportunity to transform standard of care in r/r DLBCL First FDA approved 2nd line therapy in r/r DLBCL First FDA-approved 2nd line therapy in r/r DLBCL, for patients not eligible for autologous stem cell transplant (ASCT) First 2nd line Addressing significant unmet medical need Potential to transform the treatment of patients with r/r DLBCL Potential to transform standard of care Delivered on speed to market Able to engage customers in COVID context Encouraged by early adoption and uptake Building momentum FDA-accelerated approval of MONJUVI® (tafasitamab-cxix)* in combination with lenalidomide on 31 July 2020 Accelerated FDA approval *MONJUVI, in combination with lenalidomide, is indicated for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT).

Key messages Addressing unmet medical need For r/r DLBCL patients in 2L+, not eligible for autologous stem cell transplant, MONJUVI® + lenalidomide … Efficacy … is the first and only 2L+ therapy resulting in complete and durable responses Safety & Tolerability … has a combined safety & tolerability profile that supports treatment to progression, allowing for long-term disease control Accessibility … is an efficient anti-CD19 therapy, both community & academic-accessible, easy to administer, and not requiring hospitalization or continuous monitoring MONJUVI®, in combination with lenalidomide, is indicated for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Indication Key efficacy data1 Best overall response rate55% Complete response rate37% Median duration of response21.7 months 1. USPI https://www.monjuvi.com/pi/monjuvi-pi.pdf

Key milestones, business days after FDA approval Speed to market: First patient dosed 10 days after approval Fri, 31 Jul Regulatory Supply & Distribution Customer Guidelines FDA Approved 31 July Payer Patient Support Listing 3 days US Supply Available 3 days First Account Order 5 days First Account Formulary 8 days First Patient Dosed 10 days NCCN Guidelines 2A 9 days Payers Notified 1 day Program Launched 1 day First Support Inquiry 2 days Distributors Stocked 4 days First Coverage Confirmed 10 days CMS Coding Submission 14 days Guideline submission 1 day Week 1 Week 2 Week 3

Driving engagement with physicians ahead of expectations Reaching customers in COVID context >4,400 Calls Individual engagement >120 Speaker programs completed or planned over next 3 months Peer-to-peer engagement Virtual education platform HCP and patient websites Social connections Digital advertising Email campaigns Closed loop digital engagement >30,000 Emails to key customers >1,800 Medical engagements

Translating share of voice into engagement Attained clear leadership in share of voice Source: IQVIA BrandImpact Weekly Tracking; week ending September 18, 2020 Share of voice (As of 9/18/20) Evolution of share of voice MONJUVI® compared to: Kymriah Polivy Xpovio Yescarta MONJUVI® compared to: Kymriah, Polivy, Xpovio, Yescarta

Encouraged by early adoption and uptake by key centers

Select metrics as of late September

>6,200 Personal meetings with HCPs
as customers want to engage with us despite COVID

>100 Key accounts already ordered
many top accounts using exception processes for speed

>57% Formulary approvals in top 30 accounts
on track to gain positive formulary decisions in the remaining Key Accounts

>43% EMR / order sets added in top 30 accounts
supporting pull-through to enable broader uptake across networks

Thereof

- ~50% academic
  ~50% community
- ~50% of NCCN institutions

~50% of overall demand from top 100 key accounts

morphosys | Incyte

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Select quotes from advisory boards and personal engagements Early physician feedback suggests good adoption Main HCP feedback Impressive efficacy, especially duration of response Well tolerated Easy to use in both community and academic settings “The duration of response is particularly impressive.” “A natural fit [for community-based physicians].” “Accessibility is a huge benefit to patients, especially now during a healthcare crisis.” “Definitely fit immediately into my relapse/refractory paradigm especially for those that will not be a candidate for CAR-T” “What was most impressive was the durability of those responses. Well over 50% of patients were still in remission at 18 months.” “If the goal is to keep the patient alive with minimum toxicity, I think that’s a good drug to use

Dr. Barry Flannelly, Pharm.D. General Manager, North America, Incyte

No notable access restrictions No distribution delays for MONJUVI Product availability within days of approval Reimbursement progress Broad reimbursement achieved; where prior authorization req‘d, policies in line with expectations Reimbursed under Medicare Part B Covered under multiple commercial plans Expect vast majority of lives covered within first year of launch Rapid inclusion of MONJUVI in NCCN guidelines1 Increases awareness of MONJUVI with HCPs Drives formulary discussions 1. Category 2A of NCCN guidelines: Based upon lower-level evidence, there is uniform NCCN consensus that the intervention is appropriate. NCCN: National Comprehensive Cancer Network (NCCN) guidelines My Mission Support; services include: Education and support with coverage, coding and reimbursement and financial assistance for eligible patients Ensuring strong payer access and providing patient support for MONJUVI®

High incidence of r/r DLBCL within the U.S.

Potential for MONJUVI® to transform the standard of care in 2L+ DLBCL



~30,000
patients treated in 1L
~60% of all 1L patients cured
R-CHOP
~15-20% of ASCT eligible patients cured
~6,000
ASCT eligible
~5,000
~5,000
~10,000 patients eligible for MONJUVI

FDA approved therapies in DLBCL

1st Line	*R-CHOP*
2nd Line	MONJUVI tafasitamab-cxix | 200mg
3rd Line+	MONJUVI tafasitamab-cxix | 200mg; *axicabtagene ciloleucel*; *tisagenlecleucel*; *polatuzumab*; *selinexor*

Source: DRG Epidemiology data for DLBCL (de novo + transformed from FL or CLL); Incyte and MorphoSys analyses

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Potential for extended duration of therapy in complete responders r/r DLBCL represents a substantial opportunity in the U.S. Price # of eligible patients ~10,000 new eligible patients each year; ~5,000 2L and ~5,000 3L+ Share of NEW patients: One of the standards of care in r/r DLBCL Growing proportion of ONGOING patients: Treatment to progression and long duration of response US$ 6,000 (WAC) per dose, on average Year 1: 33 doses; Year 2+: 26 doses Peak sales potential for MONJUVI® in r/r DLBCL in the U.S. US$ 500 – 750 million New patients Ongoing patients

Dr. Malte Peters, M.D. Chief R&D Officer, MorphoSys

Ambition to improve cure rates in DLBCL

tafasitamab to become the backbone treatment to improve cure rates in hematological cancers

1 **Establish MONJUVI® (tafasitamab)-LEN as Standard of Care in r/r DLBCL**
- Preferred option for appropriate 2L patients, based on ORR and duration of response

2 **Further develop tafasitamab as backbone in DLBCL**
- The combination partner of choice along the entire patient journey – 1st line → 2nd line → 3rd line
- Supported by favorable benefit-risk profile, excellent combinability and ease of use

3 **Expand development into other heme malignancies**
- Development in other B-cell malignancies based on broadly expressed CD19 antigen: FL, CLL, MZL, ALL, MCL

4 **Increase value through lifecycle management**
- Increasing the value via purposeful developments in:
  - Additional regions, e.g. China, Japan
  - More convenient formulations & dosing / regimen, e.g. SC

Len: lenalidomide, FL: follicular lymphoma, MZL: marginal zone lymphoma, CLL: chronic lymphocytic leukemia, ALL: acute lymphocytic leukemia, MCL: mantle cell lymphoma

morphosys | Incyte 18

DLBCL: Tafasitamab backbone strategy tafasitamab + len + R-CHOP r/r DLBCL: 2nd Line DLBCL: 1st Line r/r DLBCL: 3rd+ Line L-MIND: tafasitamab + len Phase 1b safety study ongoing Advanced protocol discussed with FDA for pivotal study Tafa/len in combination with novel agents tafasitamab (+len) + combination partner Discussions with companies developing innovative therapies, e.g., Bi-specifics mAbs Small molecules Other established therapies ongoing ü FDA approved len: lenalidomide, ben: bendamustine B-MIND: tafasitamab + ben ongoing

Rationale for combining tafasitamab + LEN with R-CHOP in front-line DLBCL Epidemiology of diffuse large B-cell lymphoma Sehn et al., Blood, 2007 Progression-free survival by IPI2 Most common type of NHL in adults worldwide 30,000 patients newly diagnosed in the U.S. per year ~40% of patients do not respond to R-CHOP or relapse Need to improve the efficacy of R-CHOP High risk patients (IPI 3-5) with unmet medical need Strong data of tafasitamab + LEN in r/r DLBCL Expression pattern on biopsies of newly diagnosed B-cell lymphomas supports targeting CD20 and CD19 CD19 expression more homogenous compared to CD20 CD19 expression preserved in small CD20-negative tumor subsets

First-MIND Ph1b study – PET-CT at interim staging showing CR Ambition to improve cure rates in DLBCL Screening R-CHOP + tafasitamab + lenalidomide (75 years, stage IV, IPI 4) After 3 cycles (CR) THIS IS A SINGLE PATIENT RESPONSE WHICH IS PROVIDED FOR ILLUSTRATION ONLY. THE PRODUCT IS IN DEVELOPMENT IN THIS INDICATION AND THIS ILLUSTRATION DOES NOT GUARANTEE ALL PATIENTS WILL OBSERVE THE SAME EFFICACY NOR HEALTH AUTHORITIES APPROVAL.

Study design discussed with FDA Front-MIND: A pivotal phase 3 study in front-line DLBCL Key inclusion criteria Previously untreated DLBCL patients IPI 3-5 ECOG 0-2 Diagnosis to tx interval ≤ 28 days Experimental arm (n=440) 12 mg/kg tafasitamab 25 mg/day lenalidomide + R-CHOP Control arm (n=440) tafasitamab placebo lenalidomide placebo + R-CHOP R 1:1 Primary endpoint: PFS Front-MIND (Phase 3, multicenter, randomized, double-blind, placebo-controlled trial) First-MIND (Phase 1b) Arm A (n=30) tafasitamab +R-CHOP Arm B (n=30) tafasitamab lenalidomide + R-CHOP

Post marketing requirement: As agreed upon with FDA Frontline DLBCL – Pivotal phase 3 Expected timelines 2021 2020 2024 2023 2022 2025 First-MIND (Phase 1b) Front-MIND (Phase 3) Study start Primary completion BLA/MLA filing Potential approval 2026

Tafasitamab development supported by IIT program

Combinations

- Chemotherapy
- Chemo-free regimen

Patients

- Pre / post CAR-T
- Transplant eligble patients
- Elderly patients: 80 y/o +

Indications

- Diffuse large B-cell lymphoma
- Marginal zone lymphoma
- Acute lymphocytic leukemia

Broad tafasitamab development supported by comprehensive IIT program

- >30 proposals from academic centers
- ~10 IITs jointly approved by MorphoSys and Incyte
- First IIT to start in Q4 2020

IIT: investigator initiated trial

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Dr. Steven Stein, M.D. Chief Medical Officer, Incyte

r/r DLBCL represents a significant unmet need worldwide

Development in Europe on track; MAA decision expected in H2 2021

r/r DLBCL epidemiology in Europe

- ~14,000 new patients with r/r DLBCL each year, not eligible for ASCT
- EMA approved therapies for DLBCL
  - 1L: R-CHOP
  - 2L: polatuzumab/RB
  - 3L: axicabtagene ciloleucel, tisagenlecleucel, selinexor

Key ex-US updates

- MAA decision expected in H2 2021
- Ongoing development plans for:
  - Canada
  - Japan
  - China



~40,000
patients treated in 1L
~60% of all 1L patients cured
R-CHOP
~15-20% of ASCT eligible patients cured
~8,300
ASCT eligible
~7,700
~6,500
~14,000 patients eligible for tafasitamab

morphosys | Incyte

DRG Epidemiology data; Kantar Market Research (TPP testing 2018), Friedberg et al., 2011

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Follicular lymphoma is the second most common subtype of NHL

More than 17,000 new treated cases of r/r follicular lymphoma in US, EU, Japan each year

- CD20/chemotherapy and R^2 are the preferred therapies in 2L
- PI3Kδ inhibitors are now part of 3L+ regimens

1st Line

~32,000 drug-treated patients

→

2nd Line

~17,000 drug-treated patients

→

3rd Line +

~12,000 drug-treated patients

FL Deaths/Yr

~4,500

Epidemiology estimates based on DRG NHL report, Globocon/WHO NHL incidence estimates, SEER FL incidence and mortality estimates and American Cancer Society US incidence estimates.

morphosys | Incyte

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1:1 n~500 tafasitamab + R2 placebo + R2 Global safety and efficacy trial expected to start in early 2021 Pivotal trial planned in r/r follicular lymphoma R2 = lenalidomide (LEN) + rituximab; EOT = end of therapy Summary study design (r/r FL) Phase 3, global safety/efficacy trial Randomized, placebo-controlled Key inclusion criteria r/r FL patients aged ≥18 years ≥1 prior anti-CD20 therapy No prior R2 EOT Primary endpoint: PFS

Opportunity for CD19 and PI3K delta combination

Potential for increased antitumor activity with tafasitamab + parsaclisib

Rationale for anti-CD19 + PI3Kδi combination

- PI3Kδ in cancer:
  - Dysregulated PI3K activity may promote tumor cell survival in cancer[1-4]
  - PI3Kδ plays a key role in survival and development of B lymphocytes[5]
  - PI3Kδ is upregulated and a critical driver of growth and survival in B-cell malignancies[5-8]
- CD19 plays a key role in:[9]
  - B-cell development and differentiation
  - B-cell proliferation
  - B-cell signaling



Antigen
BCR
C3d
IgB
IgA
CD19
SYK
CD21
LYN
AKT
PI3Kδ
Survival
Proliferation
Differentiation
PI3Kδ Target Genes

1. Chalhoub N, Baker SJ. Annu Rev Pathol. 2009;4:127-150. 2. Fruman DA, et al. Nat Rev Drug Discov. 2014;13:140-156. 3. Brana I, Siu LL. BMC Med. 2012;10:161. 4. Martini M, et al. Front Oncol. 2013;3:108. 5. Puri K, Gold MR. Front Immunol. 2012;3:256. 6. Ortiz-Maldonado V, et al. Ther Adv Hematol. 2015;6:25-36. 7. Akinleye A, et al. J Hematol Oncol. 2013;6:88. 8. Castillo J, et al. Onco Ther Targets. 2014;7:333-342. 9. Del Nagro CJ, et al. Immunol Res. 2005;31:119-131.

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Combination of tafasitamab + PI3Kδi demonstrated activity in CLL

COSMOS PoC data warrant further study of anti-CD19 + PI3Kδi combination

COSMOS Recap

Cohort A (n=11)
tafasitamab + idelalisib
r/r CLL patients post BTKi

- **Efficacy**
  - ORR of 91% (10/11)
- **Safety**
  - Grade ≥3 TEAE (n):
    - neutropenia (5)
    - anemia (3)
    - thrombocytopenia (3)



Key inclusion criteria
• R/R CLL patients who discontinued prior BTKi treatment due to progression or toxicity
• ECOG performance status of 0-2
CYCLES 1-24
COHORT A (n=11)
Idelalisib (150 mg BD)*
+
tafasitamab (12 mg/kg)†
COHORT B (n=13)
Venetoclax (400 mg daily)‡
+
tafasitamab (12 mg/kg)†
Safety run-in phase
Endpoints
Primary endpoint
• AE incidence and severity
Secondary endpoints
• ORR
• Anti-tafasitamab antibody formation
• PK analysis for tafasitamab
Exploratory endpoints
• MRD negativity
• Mutational status of BTK and PLCγ2
30-day safety follow-up visit

[*]Idelalisib dosing started on C1D1; [†]Tafasitamab dosing started on C1D1, was weekly from C1-C3 (with an additional loading dose on C1D4), every second week in C4-C6, and monthly in C7-C24; [‡]Venetoclax dosing started on C1D8 (20 mg daily for 7 days) followed by a weekly ramp-up (50 mg, 100 mg, 200 mg daily dose).
AE, adverse event; BD, twice daily; BTK, Bruton's tyrosine kinase; BTKi, Bruton's tyrosine kinase inhibitor; CLL, chronic lymphocytic leukemia; C, cycle; d, day;
ECOG, Eastern Cooperative Oncology Group; MRD, minimal residual disease; ORR, overall response rate; PK, pharmacokinetic; PLC, phospholipase C; R/R, relapsed/refractory.

morphosys | Incyte

ClinicalTrials.gov Identifier: NCT04134936. Primary analysis for both cohorts had cut-off date of Nov 2018 (start Nov 2016). Study completion August 2022. Preliminary results reported at ASH 2018 for Cohort B and EHA 2018 for Cohort A. Primary analysis for both cohorts at ASH 2019, with data cut-off October 2019. CLL = chronic lymphocytic leukemia; SLL = small lymphocytic leukemia.

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Planned combination trial with tafasitamab + parsaclisib Final protocol in preparation Parsaclisib is a potent and highly selective next-generation PI3Kδ inhibitor Tafasitamab + parsaclisib development plan in NHL Part 1 Safety assessment Part 2 Expansion cohorts tafasitamab + parsaclisib End of Part 1 Proposed study design PoC study Key inclusion criteria r/r B-cell malignancies ≥1 prior anti-CD20 therapy

Comprehensive global clinical program

Multiple opportunities to address significant unmet needs in non-Hodgkin lymphomas

	Study	Arms	Status	PoC → Pivotal
r/r DLBCL	L-MIND (~80 pts)	+ lenalidomide	FDA approved in 2L+ DLBCL	Primary endpoint: ORR (2-year analysis presented at EHA 2020)
r/r DLBCL	B-MIND (~450 pts)	+ bendamustine vs bendamustine + rituximab	Ongoing, data expected 2022	Primary endpoint: PFS (IDMC futility passed November 2019)
1L DLBCL	First-MIND (~60 pts)	+ R-CHOP or + lenalidomide + R-CHOP	Primary completion expected 2020	Safety
1L DLBCL	Front-MIND (~900 pts)	+ lenalidomide + R-CHOP vs R-CHOP	Trial initiation expected 2021	Primary endpoint: PFS
Other r/r NHL	PoC; r/r B-cell malignancies	+ parsaclisib	Final protocol in preparation	
Other r/r NHL	Follicular lymphoma (~500 pts)	+ lenalidomide + rituximab (R^2) vs R^2	Trial initiation expected 2021	Primary endpoint: PFS

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Dr. Jean-Paul Kress, M.D. Chief Executive Officer, MorphoSys

We are committed to unlocking the full potential of tafasitamab Potential to transform the treatment of patients with r/r DLBCL U.S. peak sales potential for r/r DLBCL: US$ 500 – 750 million EU decision expected in H2 2021; additional global territories planned Opportunity to improve cure rates in first-line DLBCL Global pivotal trial ready to start in early 2021 Expanding global development into other B-cell malignancies Global pivotal trial in r/r follicular lymphoma in preparation Multiple additional opportunities FDA approval r/r DLBCL EMA decision r/r DLBCL 1st line DLBCL Other NHLs (FL, MZL, MCL, CLL) ü

Q&A Session MorphoSys Jean-Paul Kress, CEO Malte Peters, Chief R&D Officer Roland Wandeler, COO Jens Holstein, CFO Incyte Hervé Hoppenot, Chairman & CEO Steven Stein, Chief Medical Officer Barry Flannelly, GM North America Christiana Stamoulis, CFO

Thank You Monjuvi® is a trademark of the MorphoSys Group